Exhibit 99.1
COGNYTE SOFTWARE LTD.
SUPPLEMENT TO THE
PROXY STATEMENT FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2024
Dear Shareholder,
This Supplement relates to the Notice of the Annual General Meeting of Shareholders of Cognyte Software Ltd. (the “Company” or “we”) to be held on September 4, 2024 (the “Meeting”), the proxy statement (the “Proxy Statement”) for the Meeting, which we filed with the U.S. Securities and Exchange Commission on July 30, 2024, and the proxy card, which we commenced mailing to our shareholders on or about July 30, 2024. On August 6, 2024, we received a request from Value Base Ltd. and certain of its affiliates who are shareholders as of the record date for the Meeting that the following proposed resolutions (the “Requesting Shareholder Proposed Resolutions”) be added to the agenda for the Meeting:

“RESOLVED, to approve that Mr. Tal Yaacobi be elected as a Class III director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Companies Law.”

“RESOLVED, to approve the entry into an indemnification and exculpation agreement and provide liability insurance coverage and compensation to the Director Nominee as provided to other directors of the Company from time to time.”

In accordance with the provisions of regulations promulgated under the Israel Companies Law, 5759-1999, because the requesting shareholders hold in the aggregate more than 5% of the Company’s issued and outstanding ordinary shares, we are required to add the Requesting Shareholder Proposed Resolutions to the agenda for the Meeting, which we are doing by means of this supplement (the “Supplement”). Except as provided in this Supplement, we are not amending or revising the Proxy Statement.
The agenda for the Meeting, as set forth in the Proxy Statement, includes a proposed resolution, recommended by our Board of Directors (the “Board”), to re-elect each of Mr. Earl Shanks, our Chairman of the Board, and Mr. Elad Sharon, our Chief Executive Officer, as Class III directors. The proposed re-election is with respect to the two board positions that vacate at the Meeting, and there are no additional vacancies to accommodate election of a total of three directors. Accordingly, the proposal by Value Base Ltd. to elect Mr. Tal Yaacobi constitutes a contest to the proposal of the Company to re-elect Mr. Shanks and Mr. Sharon. In these circumstances, according to the Company's Articles of Association, the election of the directors shall be by a plurality of the voting power represented at the Meeting in person or by proxy and voting on the election of directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such contested election). The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is required to adopt the Requesting Shareholder Proposed Resolution to approve the entry into an indemnification and exculpation agreement and provide liability insurance coverage and compensation to Mr. Tal Yaacobi as provided to other directors of the Company from time to time.
Our Board considered the Requesting Shareholder Proposed Resolutions and concluded that these resolutions are NOT in the best interests of the Company and our shareholders, for the reasons set forth in our letter to shareholders, dated August 12, 2024, that accompanies this Supplement to the Proxy Statement and is available on https://www.cognyte.com/wp-content/uploads/2024/08/Letter-to-shareholders-August-12-2024.pdf Accordingly, our Board unanimously recommends that you vote AGAINST the adoption of the Requesting Shareholder Proposed Resolutions.

In connection with the Meeting the Company distributed a proxy card in order to vote at the Meeting. Enclosed please find a revised proxy card for the Meeting, which includes also a place to vote on the Requesting Shareholder Proposed Resolutions. Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. If you have not already voted your ordinary shares on the proposals to be voted on at the Meeting, we urge you to do so today with the revised proxy card. Accordingly, please sign, date and mail the revised proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on the proxy card. If you have already voted your shares on the proposals to be voted on at the Meeting, we encourage you to resubmit your vote on the proposals with the revised proxy card. The receipt of your revised proxy or voting instructions will revoke and supersede any proxy or voting instructions you previously submitted. If you have already voted and do not submit new voting instructions, you will be deemed to have elected to maintain your previously submitted proxy and voting instructions, and your previously submitted proxy or voting instructions will be voted at the Meeting in accordance with these original instructions while you will be deemed to have abstained from voting on the Requesting Shareholder Proposed Resolutions.
The Board recommends that you vote “FOR” proposals 1, 2, and 3 and “AGAINST” proposals 4 and 5. If you are a shareholder of record and you vote “FOR” more than two nominees for election to the Board on your proxy card, your votes on the director election proposals (i.e. proposals 1 and 4) will be invalid and will not be counted. If you are a beneficial holder and you vote “FOR” more than two nominees on your voting instruction form, your votes on the director election proposals (i.e. proposals 1 and 4) will be invalid and will not be counted. If you are a shareholder of record and you vote “FOR” with respect to fewer than two nominees for election to the Board on your proxy card, your shares will only be voted “FOR” that nominee you have so marked. If you are a beneficial holder and you vote “FOR” with respect to fewer than two nominees on your voting instruction form, your shares will only be voted “FOR” that nominee you have so marked.
Thank you for your continued support. If you have any questions, please contact Saratoga Proxy Consulting LLC, our proxy solicitor assisting us in connection with the Meeting, at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.
Sincerely, /s/ Earl Shanks Earl Shanks Chairman of the Board of Directors
August 12, 2024